File No. 70-10190

                United States Securities and Exchange Commission
                             Washington, D.C. 20549
                    ----------------------------------------
                               Amendment No. 2 to
                        Application on Form U-1 Under the
                   Public Utility Holding Company Act of 1935
                    ----------------------------------------

                           Stephen Forbes Cooper, LLC
                                   PGE Trust*
                                   Enron Corp.
                             1221 Lamar, Suite 1600
                             Houston, TX 77010-1221

                    (Names of companies filing this statement
                  and addresses of principal executive offices
                     (* PGE Trust is a to-be-formed entity))
                    ----------------------------------------

                                       N/A
                    (Name of top registered holding company)
                    ----------------------------------------

                                   Enron Corp.
                           Attn.: Corporate Secretary
                             1221 Lamar, Suite 1600
                             Houston, TX 77010-1221

                   (Names and addresses of agents for service)

                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

                                 William S. Lamb
                                Sonia C. Mendonca
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                             New York, NY 10019-5389
                            Telephone: (212) 424-8170
                            Facsimile: (212) 424-8500

                               AMENDMENT NO. 2 TO
                          APPLICATION ON FORM U-1 UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

     On December 31, 2003, Enron Corp., Stephen Forbes Cooper, LLC ("SFC") and PGE Trust, a to-be-formed entity ("Applicants"), filed an application on Form U-1 under File No. 70-10190 ("Application") seeking an order of the Securities and Exchange Commission ("Commission") declaring that Enron, SFC and PGE Trust are, or upon the occurrence of certain events under the chapter 11 plan described in such Application, would be, exempt under Section 3(a)(4) of the Act from all provisions of the Public Utility Holding Company Act of 1935 ("Act") other than Section 9(a)(2). On February 6, 2004 the Applicants amended and restated the Application. By this Amendment No. 2, Applicants withdraw the Application. SFC and PGE Trust may, however, file a separate application for exemption under Section 3(a)(4) of the Act in the future.


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

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

Date: March 8, 2004

                             ENRON CORP.

                             By: /s/ Raymond M. Bowen, Jr.
                                 -------------------------
                             Name: Raymond M. Bowen, Jr.
                             Title: Executive Vice President and Chief Financial Officer


                             STEPHEN FORBES COOPER, LLC

                             By: /s/ Stephen Forbes Cooper
                                 -------------------------
                             Name: Stephen Forbes Cooper
                             Title: Chairman


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